Exhibit 99.1

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Financial Statements
Balance Sheet	F-3
Notes to Financial Statements	F-7 – F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lone Oak Acquisition Corporation

We have audited the accompanying balance sheet of Lone Oak Acquisition Corporation (a company in the development stage) (the “Company”) as of March 24, 2011.  The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Lone Oak Acquisition Corporation (a company in the development stage), as of March 24, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum llp

New York, NY
March 30, 2011

Lone Oak Acquisition Corp.
(A Company In the Development Stage)

BALANCE SHEET

March 24, 2011

ASSETS
Current Asset – Cash and cash equivalents	$284,468
Cash and cash equivalents held in trust	32,640,000
Total assets	$32,924,468

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable to shareholders	$150,000
Total current liabilities	150,000

Ordinary shares, subject to possible redemption, 3,387,999 shares at redemption value	27,646,072

COMMITMENTS

SHAREHOLDERS’ EQUITY
Preferred shares, $0.001 par value
Authorized 5,000,000 shares; none issued	--
Ordinary shares, $0.001 par value
Authorized 50,000,000 shares; issued and outstanding 1,762,001 shares (which excludes 3,387,999 subject to possible redemption)(1)	1,762
Additional paid-in capital	5,140,549
Accumulated deficit during the development stage	(13,915)
Total shareholders’ equity	5,128,396
Total liabilities and shareholders’ equity	$32,924,468

(1)           Includes an aggregate of 150,000 shares subject to forfeiture by the initial shareholders to the extent that the underwriters’ over-allotment option is not exercised in full as of March 24, 2011.  On March 30, 2011 the underwriters’ exercised a portion of the over-allotment option. (Note 7 and 8).

The accompanying notes are an integral part of this balance sheet.

Lone Oak Acquisition Corp.
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 —Organization and Plan of Business Operations

Lone Oak Acquisition Corporation (the ‘‘Company’’) was incorporated in the Cayman Islands on June 17, 2010 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or other similar business combination, one or more operating businesses, or control of such operating business, or businesses, through contractual arrangements.

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the ‘‘SEC’’).

At March 24, 2011, the Company had not yet commenced any operations. All activity through March 24, 2011 relates to the Company’s formation and the public offering described below. The Company has selected December 31 as its fiscal year-end.

The Company is considered to be a development stage company and as such, the financial statements are prepared in accordance with the Accounting Standards Codification (‘‘ASC’’) topic 915 ‘‘Development Stage Entities.’’ The Company is subject to all of the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (“Offering”) was declared effective on March 16, 2011.  The Company consummated the Offering on March 24, 2011 and received proceeds net of transaction costs of $30,566,234 which is discussed in Note 3 (‘‘Initial Public Offering’’) and $2,310,000 from the private placement to certain of the members of management of the Company (‘‘Insider Warrants’’) which is described in Note 4 (“Insider Warrants”). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering and Insider Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a business combination with an operating business (‘‘Business Combination’’). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $32,640,000 (including the $2,310,000 of proceeds from the sale of Insider Warrants) is being held in a trust account (‘‘Trust Account’’) and invested in United States treasuries having a maturity of 180 days or less until the earlier of (i) the consummation of its first Business Combination, (ii) the Company’s failure to consummate a Business Combination within the prescribed time and (iii) the Common Stock trades at or below $7.75 per share, subject to certain criteria discussed below. In the event that the Common Stock trades at or below $7.75 per share, there will be released from the Trust Account amounts necessary for the Company to purchase up to 50% of the shares sold in the offering (2,000,000 shares, or 2,300,000 shares if the over-allotment option, described in Note 6, is exercised in full) at any time commencing May 16, 2011 and ending on the date on which the Company announces the Business Combination. Purchases will be made only in open market transactions pursuant to a 10b5-1 plan entered into by the Company on March 16, 2011 which requires the Company to maintain a limit order for the shares at $7.75 per share during the purchase period until the maximum number of shares have been purchased. It is intended that purchases will comply with the technical requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended, although purchases may not actually be effected under Rule 10b-18. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the initial shareholders have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, the interest earned on the Trust Account balance may be released to the Company to fund working capital requirements as well as for any amounts that are necessary to pay the Company’s tax obligations.

Lone Oak Acquisition Corp.
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Offering (‘‘Public Shareholders’’) with the opportunity to redeem their Public Shares for a pro rata share of the Trust Account. In the event that shareholders owning 84.7% (or 86.7% if the over-allotment option, described in Note 6, is exercised in full) or more of the shares sold in the Offering exercise their redemption rights described below (provided, however, a potential target may make it a closing condition to the Business Combination that the Company have a certain amount of cash in excess of the minimum amount the Company is required to have pursuant to its organizational documents available at the time of closing, effectively reducing the redemption threshold in connection with the Business Combination or requiring the Company to obtain an alternative source of funding), and solely if the Company seeks a vote of its shareholders in connection with a Business Combination, a majority vote against the Business Combination, the Business Combination will not be consummated. The Memorandum and Articles of Association of the Company provide that a Public Shareholder, together with any affiliate or other person with whom such Public Shareholder is acting in concert or as a ‘‘group’’ (within the meaning of Section 13 of the Securities Act of 1934, as amended), will be restricted from voting rights with respect to an aggregate of more than 10% of the ordinary shares sold in the Offering (but only with respect to the amount over 10% of the ordinary shares sold in the Offering). Accordingly, all shares sold in the Offering beneficially owned by a Public Shareholder (or Shareholders if they are acting in a group) in excess of 10% shall be voted by the Company’s management in favor of a Business Combination. A ‘‘group’’ will be deemed to exists if Public Shareholders (i) file a Schedule 13D or 13G indicated the presence of a group or (ii) acknowledge to the Company that they are acting, or intend to act, as a group. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (‘‘Initial Shareholders’’), have waived any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any Public Shareholder can demand that the Company redeem his or her ordinary shares. Public Shareholders seeking redemption will have his or her shares redeemed for a pro rata share of the Trust Account (initially anticipated to be approximately $8.16 per share, described in Note 6). Accordingly Public Shareholders holding up to 3,387,999 (or 3,988,199 if the over-allotment option described in Note 6 is exercised in full) of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

If the Company has not completed a Business Combination by September 24, 2012 or March 24, 2013 if a definitive agreement has been executed by September 24, 2012 and a Business Combination has not been consummated by March 24, 2013, the Company will liquidate and distribute its remaining assets, including the Trust Fund, to the Public Shareholders. In the event of liquidation, the Public Shareholders will be entitled to receive their pro rata share of the assets available for distribution. Subsequent to any liquidation, the Company shall continue as a shell company without the aforementioned voting safeguards applicable to it prior to the liquidation, subject to any applicable security laws and the corporate laws of the jurisdiction of incorporation.

Note 2 —Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Lone Oak Acquisition Corp.
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (‘‘ASC 740’’). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the Cayman Islands as its only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are not significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on June 17, 2010, the evaluation was performed for upcoming 2010 tax year which will be the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such times as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the period from June 17, 2010 (inception) through March 24, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through March 30, 2011, require potential adjustment to or disclosure in the financial statements and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements, except as discussed in Note 8.

Lone Oak Acquisition Corp.
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 3 —Initial Public Offering

On March 24, 2011 the Company sold 4,000,000 units (“Units”) at a price of $8.00 per unit in the Offering. Each unit consists of one ordinary share in the Company and one Redeemable Ordinary Share Purchase Warrants (‘‘Warrants’’). Each Warrant entitles the holder to purchase one ordinary share at a price of $5.00 commencing on the later of our completion of a Business Combination and March 24, 2012 and expiring three years from the completion of a Business Combination. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days notice (‘‘30-Day Redemption Period’’) while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption (‘‘Redemption Notice’’) is given, provided that a current registration statement is in effect (and a prospectus is available for use) with respect to the ordinary shares underlying such warrants at least five business days prior to the Redemption Notice and for the entire 30-Day Redemption Period (including the date of redemption). If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a ‘‘cashless basis.’’ In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the ‘‘fair market value’’ (defined below) by (y) the fair market value. The ‘‘fair market value’’ shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise. However, if the Company has not filed with the SEC a registration statement covering the ordinary shares issuable upon exercise of the Warrants and a prospectus relating to such ordinary shares by the 12-month anniversary of the consummation of the Initial Business Combination, commencing on that day, warrant holders may, until such time as there is an effective registration statement and during any period thereafter when the Company has failed to maintain an effective registration statement, exercise warrants on a cashless basis, provided that such cashless exercise is exempt from the registration requirements of the Securities Act. The Company does not believe that such an exemption is currently available.

The Company paid the underwriters in the Offering an underwriting discount of 3.5% ($1,120,000) of the gross proceeds of the Offering. The Company also issued a unit purchase option, for $100, to EarlyBirdCapital, Inc. (‘‘EBC’’) or its designees to purchase 400,000 units at an exercise price of $8.80 per unit. The units issuable upon exercise of this option are identical to the units sold in the Offering, with the exception of containing a provision for cashless exercise by EBC. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $1,486,000 ($3.72 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 54.1%, (2) risk-free interest rate of 2.625% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a ‘‘cashless’’ basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Lone Oak Acquisition Corp.
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 4 – Insider Warrants

Simultaneously with the Offering, certain of the Initial Shareholders of the Company purchased 6,600,000 Insider Warrants at $0.35 per warrant (for an aggregate purchase price of $2,310,000) from the Company. All of the proceeds received from these purchases will be placed in the Trust. The Insider Warrants are identical to the warrants underlying the Units sold in the Offering except that: (i) the Insider Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act, (ii) the Insider Warrants are non-redeemable and (iii) the Insider Warrants are exercisable on a ‘‘cashless’’ basis, in each case, if held by the initial holders or permitted assigns. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that is occasioned by operation of law or for estate planning purposes, while remaining in escrow.

The Initial Shareholders and the holders of the Insider Warrants (or underlying ordinary shares) are entitled to registration rights with respect to their founding shares and Insider Warrants (or underlying ordinary shares) pursuant to an agreement signed March 16, 2011. The holders of the majority of the founding shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Insider Warrants (or underlying ordinary shares) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders and holders of the Insider Warrants (or underlying ordinary shares) have certain ‘‘piggy-back’’ registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Note 5 —Notes Payable to Shareholders

The Company issued, in aggregate, $150,000 principal amount of unsecured promissory notes to certain officers and Initial Shareholders on September 15, 2010. The notes are non-interest bearing and were payable on the earlier of September 15, 2011 or the consummation of the Offering. On March 23, 2011 the parties to the notes agreed to extend their payable date to include ten (10) business days following the Offering.  Due to the short-term nature of the notes, the fair value of the notes approximates the carrying amount.

Note 6 —Commitments

The Company granted the underwriter a 45 day option to purchase up to an additional 600,000 Units to cover over-allotments if any.  On March 30, 2011, the underwriter exercised a portion of its option and purchased 106,500 additional Units of the Company. See Note 8.

The Company presently occupies office space provided by an affiliate of the Company’s Executive Chairman and by an affiliate of the Company’s Special Advisors. Such affiliates have agreed that, until the Company consummates a Business Combination, they will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliates an aggregate of $7,500 per month for such services commencing on March 16, 2011.

Pursuant to letter agreements executed March 16, 2011 with the Company and the underwriter, the Initial Shareholders have waived their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

Lone Oak Acquisition Corp.
(A Company In the Development Stage)

NOTES TO FINANCIAL STATEMENTS

The Company has engaged EBC on a non-exclusive basis, to act as its advisor and investment banker in connection with its initial Business Combination to provide it with assistance in negotiating and structuring the terms of its initial Business Combination. The Company will pay EBC a cash fee of $1,120,000 for such services upon the consummation of its initial Business Combination.

Note 7 —Shareholders’ Equity

On October 4, 2010 the Company was authorized to issue 50,000,000 shares with a par value of $0.001 per share. On March 4, 2011 the Company’s shareholders approved an amendment to the Company’s Memorandum of Association increasing the number of shares authorized to 55,000,000 consisting of 50,000,000 ordinary shares and 5,000,000 preferred shares.

Ordinary Shares

In connection with the organization of the Company, on June 17, 2010, a total of 1,150,000 shares of the Company’s ordinary shares were sold to the Initial Shareholders at a price of $0.0217 per share for an aggregate of $25,000.

The number of ordinary shares held by the Initial Shareholders that will be subject to forfeiture by such shareholders, if the over-allotment option is not exercised in full by the Underwriter, is 150,000 shares in order to maintain 20% of the Company’s issued and outstanding shares after the Offering as of March 24, 2011.  On March 30, 2011, the underwriter exercised a portion of its over-allotment option.  See Note 8

Preferred Shares

On March 4, 2011, the Company’s shareholders approved an amendment to the Company’s Memorandum of Association authorizing the issuance of up to 5,000,000 preferred shares with a par value of $0.001 and such designation as may be determined by the Board of Directors of the Company from time to time.

Note 8 – Subsequent Events

Partial Closing of the Greenshoe

On March 30, 2011, the underwriters exercised a portion of their over-allotment option to purchase 106,500 Units of the up to 600,000 Units available to be purchased under the over-allotment option. The additional Units sold pursuant to the over-allotment option generated gross proceeds of $852,000.  As a result of this partial exercise of the over-allotment option, only 123,375 of the ordinary shares held by the Initial Shareholders are subject to forfeiture.